

Mail Stop 4720

October 26, 2009

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 1-12307**

Dear Mr. Arnold,

        We have reviewed your response letter filed August 25, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q filed for the Quarter Ended June 30, 2009

Note 3 Merger and Acquisition Activity

1. Your disclosures relating to the FDIC assisted transactions should enable the reader to clearly understand how the recorded acquisition related gains, in each individual transaction, have been determined.

    - Tell us and revise your future filings to clarify how the fair value of the "estimated loss reimbursement from the FDIC" amount was determined and cite the authoritative literature you used to support your accounting treatment.

Please also explain where these expected loss reimbursements are reported in
your consolidated balance sheet.

- Discuss the assumptions considered in arriving at the originally recorded
amount as well as your subsequent accounting to be followed.
- Identify the assets acquired and liabilities assumed that are subject to the
terms of the loss sharing agreement (a tabular presentation with corresponding
loss sharing limits may be useful here). In this regard, your presentation
should be at a level of granularity consistent throughout your annual and
interim filings (e.g. by loan type, such as those discussed on page 61 of your
Form 10-Q).
- Tell us and revise your future filings to disclose how you are accounting for
the interest income on loans acquired which are not within the scope of ASC
310-30.

Note 7 Debt and Shareholders' Equity, page 20

2. In regard to the transactions relating to the subordinated debt modification which
occurred in June of 2009, provide us with sufficient information enabling us to
determine how the $305 million pre-tax gain on the subordinated debt
modification and the $45.3 million after-tax gain recognized on the conversion
option were determined. In your response, also address the reasons why you
considered both the prior and subsequent ten day periods in deriving the
weighted average price increase used in determining the amount of the gain
recorded. Also, tell us the accounting literature you are following in accounting
for the recognition of the conversion option within equity.

3. We note the disclosure relating to the deferred gain of $161.3 million recognized
upon the modification of the subordinated notes and the subsequent swap
termination. So that we may better understand your accounting, tell us the nature
and terms of the swap that was terminated and the accounting guidance followed
in recognizing this gain.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Pool Level Performance and Projections for Below Investment Grade Rated Bank and
Insurance Trust Preferred CDOS table, page 56

4. Please tell us and revise your future filings to more clearly explain what
"subordination as a percentage of collateral" represents and how it relates to your
additional projected losses on each security. Provide us with examples reflective
of both positive and negative subordination to aid us in understanding how these
amounts are calculated.

Loan Portfolio, page 57

5. We note that a portion (i.e. greater than 5%) of the Company's loan portfolio is in the form of home equity credit lines. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. Consider disclosing the following in future filings:

- The approximate amount (or percentage) of residential mortgage loans as of the end of the reporting period with loan-to-value ratios above 100%;

- How you take into consideration housing price depreciation, and the homeowners' loss of equity in the collateral, in your allowance for loan losses for residential mortgages. Discuss the basis for your assumptions about housing price depreciation; and

- Discuss the timing and frequency of appraisals and identify the sources of those appraisals for collateral-dependent loans.

Provide us with a draft of your proposed disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant